EXHIBIT 99.2

MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

Amendment No. 2

To

1997 Stock Incentive Plan

Section 4(a) of the 1997 Stock Incentive Plan of Modus Media International Holdings, Inc. is hereby amended by the replacing of the first sentence with the following:

“Subject to adjustment under Section 4(c), Awards may be made under the Plan for up to 2,800,000 Shares of Common Stock.”

Adopted by majority Shareholder Consent

October 21, 1999